Exhibit 4.13

Proposal to Lease (the "Proposal")

September 17, 2009

Linux Gold Corp
Unit 240 -11780 Hammersmith Way
Richmond, BC V7A 5E9

Attention: Mr. John Robertson

Dear Sirs:

Re: Unit 240 -11780 Hammersmith Way, Richmond, BC

Further to our recent discussion, we would be pleased to recommend to the senior management of Pensionfund Realty Limited (the "Landlord") for leasing a portion of the space at 11780 Hammersmith Way, Richmond, British Columbia (the "Building") to Linux Gold Corp. (the "Tenant") based on the following business terms and conditions.

Leased Premises and Storage Space

Unit 240 having a Rentable Area of 2,200 square feet.

Term

1 year from November 1, 2009 to October 31, 2010.

Basic Rent

The Tenant shall pay to the Landlord as Basic Rent the following:

Year 1 at $10.50 per square foot per annum, plus GST.
All rents are payable in equal monthly instalments on the first day of each month of the Term.

Operating Costs and Taxes

In addition to Basic Rent, the Tenant shall be responsible for its proportionate share of Taxes, Operating Costs and utilities, plus GST, in accordance with the provisions of the Lease. These costs combined are presumably estimated to be $7.80 per square foot for the 2009 budget year.

Security Deposit

The Tenant's existing security deposit shall continue to be held by the Landlord without interest for the Term of the Lease and any renewal thereof.

Condition of Premises

The Leased Premises shall be provided on an "as is" basis.

Lease

The terms and conditions of this Proposal shall be incorporated into the Landlord's current standard for of lease. The Tenant shall execute and deliver all copies of the lease to the Landlord within 10 business days of receipt of the lease from the Landlord, failing which the Landlord shall be entitled, at its option, to deny occupancy of the Leased Premises to the Tenant and/or terminate this proposal for default and to retain or to set off the deposit against any damages and/or any out-of-pocket expenses which the Landlord may recover from the Tenant. If there is any conflict between this Proposal and the Lease, the latter shall govern.

It is understood and agreed that the Landlord and Tenant covenant to enter into the Lease without undue delay. The Tenant agrees that any changes made to the Lease shall first be agreed to by the Landlord and shall in no way affect the financial position of the Landlord not the intent or meaning of any of the clauses as set out in this Proposal.

Acceptance by Facsimile Transmission

Acceptance of this Proposal or any counter-Proposal may be made by either party by telefax or similar system reproducing the original with the necessary signatures and initials. Such acceptance shall be deemed to be made when the telefax is received by the party.

Acceptance of Proposal

The tenant shall indicate its acceptance of this proposal by signing where provided and returning a copy to the attention of the writer. This Proposal shall be irrevocable until the September 15, 2009, after which time, if not accepted by the Tenant and returned to the Landlord, this Proposal shall be null and void. Once received, we will forward this Proposal to the Landlord's senior management for their review and approval. Upon acceptance by the parties, we will prepare the Landlord's standard formal Lease documents for your execution

We trust the above is satisfactory and look forward to a favourable reply shortly.

Yours truly,

MORGUARD INVESTMENTS LIMITED

/s/ Michael Walker
General Manager
Office and Industrial Properties

The Tenant hereby accepts the terms and conditions outlined herein.

Dated at Richmond BC this 17 day of September, 2009

Linux Gold Corp.

By: /s/ John Robertson
I/We have the authority to bind the corporation

The Landlord hereby accepts the terms and conditions outlined herein.

Dated at Vancouver this 17th day of September 2009.

/s/ Michael Walker
Riverside Centre Limited Partnership.